

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

> **Re: Uranium Energy Corp.**
> **Form 10-KSB/A for the Transition Period Ended July 31, 2007**
> **Filed February 8, 2008**
> **Response Letter Dated April 28, 2008**
> **File No. 1-33706**

Dear Mr. Pat Obara:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A2 Transition Report, Filed February 29, 2008

General

1. We understand from your response to prior comment 1, and our phone discussion on April 25, 2008, that in conducting your impairment testing under SFAS 144 and EITF 04-3 you have evaluated all available information, including that which you relied upon in negotiating purchase consideration for your acquisitions, in concluding that "…none of the information used in valuing a prospective acquisition is suitable for impairment testing…," and that your mineral property acquisition costs would need to be written-off. You also represent that all of the mineral properties in question were green-field locations which had not been previously explored, for which you had "…no resource information including

proven, probable, inferred or indicated resources," and therefore "…no basis to perform discounted cash flow analysis."

We have consulted with our Division Chief Accountant's Office, and believe that you must consider all available information when evaluating mineral property acquisition costs for impairment, such as information (i) relied upon in deciding to acquire mineral rights, (ii) subsequently obtained and relied upon in deciding to continue plans for exploration, and (iii) pertaining to the marketability of your mineral rights. We believe that a standard policy to impair all acquisition costs until mineral reserves are found would not comply with SFAS 144.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief